Exhibit 99.1

Grindrod Shipping Holdings Ltd. Announces Update Relating to the Acquisition of Additional 33.25% Stake in IVS Bulk Joint Venture

Singapore, January 2, 2020: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or "Company" or “it” or “we”), a global provider of maritime transportation services in the drybulk and product tanker sectors, provided an update relating to the planned acquisition of an additional 33.25% stake in its IVS Bulk joint venture (“IVS Bulk” or “JV”).

Grindrod Shipping is progressing negotiations to acquire all of the 33.25% ordinary and preference shares in IVS Bulk held by one of its two JV partners for approximately $44.2 million, thereby increasing our stake in the JV to 66.75%. In the event the transaction is implemented as anticipated, we will consolidate IVS Bulk’s financial results into our financial results going forward.

Term sheets have been executed with lenders and the parties are in the process of negotiating the financing and other transaction documentation. All of the planned new finance facilities and the agreement to acquire the additional 33.25% interest in IVS Bulk will be inter-conditional and in order to facilitate the closing of the acquisition and related financings, the termination date of the existing IVS Bulk JV has been extended until January 31, 2020. We can provide no assurance that we will complete the acquisition until such time that the agreements have been concluded and implemented.

About Grindrod Shipping Holdings Ltd.

Grindrod Shipping owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels and product tankers. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a fleet of 17 handysize drybulk carriers and 15 supramax/ultramax drybulk carriers on the water with two chartered-in ultramax drybulk carriers under construction in Japan due be delivered in 2020. The tanker business, which operates under the brand “Unicorn Shipping” (“Unicorn”) includes a fleet of seven medium range tankers and two small tankers. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Grindrod Shipping management's examination of historical trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, among others, those discussed in Grindrod Shipping's public filings with the SEC. Except as required by law, Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Company Contact:

Martyn Wade / Stephen Griffiths

CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Judit Csepregi

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com

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